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                            July 29, 2022

       Ajit Ramalingam
       Senior Vice President, Chief Accounting Officer
       Bio-Rad Laboratories, Inc.
       1000 Alfred Nobel Drive
       Hercules, CA 94547

                                                        Re: Bio-Rad
Laboratories, Inc.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Response Dated May
11, 2022
                                                            File No. 001-07928

       Dear Mr. Ramalingam:

              We have reviewed your May 11, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 27, 2022 letter.

       Form 10-K for the year ended December 31, 2021

       Risk Factors
       Changes in the market value of our position in Sartorius AG...., page 13

   1. We note your disclosure regarding your position in Sartorius AG. If you are currently relying on the
exclusion provided by Section 3(b)(1) of the Investment Company Act of
                                                        1940 (the    1940 Act
), please enhance this risk disclosure by: (1) stating that the
                                                        Company is relying on
Section 3(b)(1); (2) summarizing the Company   s 3(b)(1) analysis
                                                        (i.e., explaining why
the Company believes that it may properly rely on the exclusion);
                                                        and (3) noting that if
the Commission or its staff were to determine that the Company may not rely on 3(b)(1),
the Company would be an unregistered investment company required to register under the
1940 Act. Please also summarize the consequences of such a
                                                        circumstance, including
the practical effects of 1940 Act registration on the Company   s
 Ajit Ramalingam
Bio-Rad Laboratories, Inc.
July 29, 2022
Page 2
         business.
Consolidated Financial Statements, page 38

2. Please note that your response to prior comment 1 is still under consideration and we may have additional comments.
        You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have any questions.



FirstName LastNameAjit Ramalingam                            Sincerely,
Comapany NameBio-Rad Laboratories, Inc.
                                                             Division of
Corporation Finance
July 29, 2022 Page 2                                         Office of Life
Sciences
FirstName LastName